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                                                                 EXHIBIT 99(13)

COMP
Mark Albright, Esq.
ALBRIGHT, STODDARD, WARNICK
  & ALBRIGHT
801 S. Rancho Drive
Quail Park Suite D-4
Las Vegas, Nevada 89106
(702) 384-7111

Attorneys for Plaintiff

                                 DISTRICT COURT

                              CLARK COUNTY, NEVADA

ROBERT MERULLO, individually and on behalf of  )
all others similarly situated,                 )
                                               )
         Plaintiff,                            )
                                               ) Case No 6467774
              v.                               )
                                               )
WILTEL COMMUNICATIONS GROUP, INC.;             )  CLASS ACTION COMPLAINT
LEUCADIA NATIONAL CORPORATION                  )
JEFFREY K. STOREY; J. PATRICK COLLINS;         )
IAN M. CUMMING; WILLIAM H.                     ) Arbitration Exemption Claimed -
CUNNINGHAM; MICHAEL DIAMENT; ALAN J.           ) Class Action
HIRSCHFIELD; JEFFREY C. KEIL; MICHAEL P.       )
RESSNER; and JOSEPH S. STEINBERG,              )
                                               )
         Defendants.                           )
                                               )
----------------------------------------------

                      SHAREHOLDERS' CLASS ACTION COMPLAINT

     Plaintiff, by plaintiff's attorneys, Albright, Stoddard, Warnick & Albright for plaintiff's complaint against defendants, alleges upon information and belief, except for paragraphs 1 and 2 hereof, which are alleged upon knowledge, as follows:

     1. Plaintiff brings this action pursuant to Rule 23 of the Nevada Rules of Civil Procedure on plaintiff's own behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who owns the common stock of WilTel Communications Group, Inc., ("WilTel" or the "Company").





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                                     PARTIES

     2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of, and continuously to date.

     3. Defendant WilTel Communications Group, Inc., ("WilTel" or "the Company") provides data, voice, and media transport solutions to a carrier-class customer base with complex communications needs. The Company's customers include global telecommunications and media and entertainment companies. WilTel's network infrastructure reaches border-to-border and coast-to-coast with international connectivity. WilTel is duly organized and existing under the laws of the State of Nevada.

     4. Defendant Jeffrey K. Storey is the President, Chief Executive Officer, and a Director of WilTel.

     5. Defendant Ian M. Cumming is a Director of WilTel. Defendant Cumming also serves as the Chairman of the Board of Leucadia National Corporation.

     6. Defendant William H. Cunningham is a Director of WilTel.

     7. Defendant Michael Diament is a Director of WilTel.

     8. Defendant Alan J. Hirschfield is a Director of WilTel.

     9. Defendant Jeffrey C. Keil is a Director of WilTel.

     10. Defendant Michael P. Ressner is a Director of WilTel.

     11. Defendant Steinberg, Joseph S. is a Director of WilTel. Defendant Steinberg also serves as the President and Director of Leucadia National Corporation.

     12. The individuals named in paragraphs 4 through 11 stand in a fiduciary relationship with the plaintiff and other public stockholders of WilTel, and owe them the highest obligations of good faith and fair dealing. They are collectively referred to herein as the "Individual Defendants."

     13. Defendant Leucadia National Corporation ("Leucadia"): (i) owns 23.5 million shares of the common stock of WilTel, representing approximately 47% of WilTel's outstanding shares, and (ii) has offered to purchase all of the outstanding common shares of WilTel stock that Leucadia does not already own in exchange for shares in Leucadia.


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                            CLASS ACTION ALLEGATIONS

     14. Plaintiff brings this action on plaintiff's own behalf and as a class action, pursuant to Rule 23 of the Nevada Rules of Civil Procedure, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants), and their successors-in-interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

     15. This action is properly maintainable as a class action.

     16. The class is so numerous that joinder of all members is impracticable. There are approximately 50 million shares of WilTel common stock outstanding, of which approximately 26.5 million are owned by persons not affiliated with WilTel.

     17. There are questions of law and fact which are common to the class including, inter alia, the following:

          (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class;

          (b) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and

          (c) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

     18. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class, and plaintiff has the same interests as do the members of the class. Plaintiff will fairly and adequately represent the class.

     19. The prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class, which would establish incompatible standards of conduct for defendants; or would create a risk of adjudications with respect to individual members of the class which would, as a practical matter, be dispositive of the


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interests of the other members, not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     20. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                            SUBSTANTIVE ALLEGATIONS

     21. On May 15, 2003, Leucadia and WilTel announced that Leucadia had offered to buy the remaining 53% of WilTel's stock that Leucadia did not already own. The May 15, 2003 press release stated, in relevant part:

          Leucadia National Offers to Buy Rest of WilTel for $365.1 Million

          New York, May 15, 2003 (Bloomberg) -- Leucadia National Corp. ("Leucadia"), whose businesses include insurance, mining and telecommunications, offered to buy the part of fiber-optic network operator WilTel Communications Group Inc. that it doesn't own for about $365.1 million.

          WilTel shareholders would get 0.3565 Leucadia shares in exchange for each WilTel share, Leucadia said in a press release distributed by Business Wire. Based on Leucadia's closing share price yesterday, the offer values WilTel shares at about $13.78 each. That's 30 percent more than WilTel's closing price yesterday.

          New York-based Leucadia owns about 47 percent of WilTel.

     22. The foregoing offer represents inadequate consideration for the Company.

     23. In fact, at the time the Stockholder Agreement between Leucadia and WilTel was negotiated, last year, it was agreed that Leucadia could make a "Permitted Investor Tender Offer" (as defined in the Stockholders Agreement) and that such a transaction would not be initiated prior to October 15, 2004, unless it was approved by a majority of the "Independent Company Directors" (as defined in the Stockholders Agreement) or by the holders of a majority of the WilTel shares not owned by Leucadia. Leucadia's letter specifically circumvents the approval mechanism by seeking to obtain WilTel's shareholders' approval only once rather than through shareholder vote and the exchange offer, as required in order to modify the original terms of the Stockholders Agreement.


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     24. Leucadia possesses control over WilTel. Leucadia owns 23.5 million of
WilTel's 50 million shares of common stock, and through such ownership controls 47% of the voting power.

     25. Given the influence of Leucadia on the Board of Directors, the Board cannot meaningfully consider the buy-out transaction or engage in the equivalent of arms-length bargaining with the Leucadia. Leucadia will be able to proceed with the buy-out transaction without an auction or other type of market check to maximize value for WilTel's public shareholders. Moreover, by virtue of its control positions in WilTel, Leucadia has unique knowledge of the Company, and has access to information denied or unavailable to the public.

     26. In view of Leucadia's control of the Company, it is unfair and in violation of defendants' fiduciary duties to consummate the transaction without first obtaining a recommendation and input by a truly independent representative of the public stockholders or obtaining the majority approval of the public stockholders.

     27. By virtue of the acts and conduct alleged herein, Leucadia stands to acquire the common stock for a price that is grossly inadequate and intrinsically unfair to the WilTel's public shareholders. It is substantially below the true value, and it is a product of defendants' conflicts of interests. As a result, the public stockholders of WilTel will be wrongfully deprived of their valuable investment in the Company, and all of its present and continuing profitability and will receive in return for their investment grossly inadequate consideration.

     28. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the class, and will succeed in consummating an unfair transaction by virtue of the unfair dealing complained of herein all to the reparable harm to the class.

     29. Plaintiff and the other members of the class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     a.   declaring this to be a proper class action;

     b. enjoining, preliminarily and permanently, the proposed acquisition under the terms presently proposed;


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     c.   to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the class;

     d. directing the defendants to account to plaintiff and the class for all damages caused by them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

     e. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

     f.   granting such other and further relief as the Court deems appropriate.

Dated: May 16, 2003

                                          Respectfully submitted,

                                          ALBRIGHT, STODDARD, WARNICK & ALBRIGHT


                                          By: \s\ Mark Albright
                                             -----------------------------------
                                          Mark Albright
                                          801 S. Rancho Drive
                                          Quail Park Suite D-4
                                          Las Vegas, Nevada 89106
                                          (702) 384-7111

                                          Attorneys for Plaintiff

OF COUNSEL:

Jeffrey H. Squire, Esq.
KIRBY McINERNEY & SQUIRE, LLP
830 Third Avenue, 10th Floor
New York, New York 10022
(212) 371-6600

Stephen D. Oestreich, Esq.
Entwistle & Cappucci LLP
299 Park Avenue, 14th Floor
New York, New York 10171
(212) 894-7200


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